Filed by SLR Senior Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SLR Senior Investment Corp.

Commission File No. 814-00849

March 7, 2022

Dear Stockholder,

Over the past several weeks numerous communications and distributions of proxy materials have been completed in connection with the March 21, 2022 Special Meeting of SLR Senior Investment Corp. (“SUNS”) stockholders.

You are receiving this letter, along with a voting instruction form, because you have not yet submitted your vote for this extremely important proposal related to the proposed merger with SLR Investment Corp. (“SLRC”). Please review the proxy materials at www.proxyvote.com, by entering your 16 digit control number, to learn more about this proposed merger.

The Boards of Directors of both SLRC and SUNS, on the recommendation of their special committees consisting only of the independent directors, have unanimously approved the merger.

VOTE FOR THE MERGER

Stockholder approval is required to close the proposed merger and we need a high level of participation from stockholders. Votes received to date have been overwhelmingly supportive but we need your help and support to no longer expend stockholder capital on the solicitation efforts.

WE NEED YOUR VOTE TODAY

If you have any questions about the Special Meeting, or need assistance voting your shares, please contact Morrow Sodali LLC, the Company’s proxy solicitor at SUNS.info@investor.morrowsodali.com or call (800) 607-0088.

Thank you again for your attention to this matter.

Michael Gross	Bruce Spohler
Chairman and Co-Chief Executive Officer	Co-Chief Executive Officer

Additional Information and Where to Find It

This letter relates to the two-step mergers (the “Mergers”) of SLR Senior Investment Corp. (“SUNS”) with and into SLR Investment Corp. (“SLRC”), along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of SUNS and SLRC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of SUNS and SLRC and a prospectus of SLRC (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of SUNS and SLRC on or about February 7, 2022. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SUNS AND SLRC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUNS, SLRC, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the Securities and Exchange Commission (“SEC”) free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by SUNS, from SUNS’s website at www.slrseniorinvestmentcorp.com and, for documents filed by SLRC, from SLRC’s website at www.slrinvestmentcorp.com.

Participants in the Solicitation

SUNS, its directors, certain of its executive officers and certain employees and officers of SLR Capital Partners, LLC (“SLR”) and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SUNS is set forth in the Joint Proxy Statement. SLRC, its directors, certain of its executive officers and certain employees and officers of SLR and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SLRC is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the SUNS and SLRC stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This letter is not, and under no circumstances is it to be construed as, a prospectus, an advertisement, an offer to sell or a solicitation of an offer to purchase any securities in SUNS, SLRC or in any fund or other investment vehicle managed by SLR.